Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

On October 27, 2023, the following article was published by Power Engineering: https://www.power-eng.com/nuclear/x-energys-reactor-technology-begins-with-the-fuel/.

X-energy’s reactor technology “begins with the fuel”

The company is on the doorstep of going public and has big plans for nuclear along the Texas GulfCoast – and beyond.

Clarion Energy Content Directors

10.27.23

At the University of Texas at Austin campus in mid-August, X-energy CEO Clay Sell, Dow Chemical CEO Jim Fitterling and Texas Governor Greg Abbott touted the promise of nuclear energy to a crowd of about 70 people.

That fireside chat was several months after Dow agreed to become the first industrial manufacturer in North America to announce the deployment of advanced nuclear technology. The chemical giant plans to site X-energy’s small modular reactor (SMR) plant at its UCC1 Seadrift Operations manufacturing site, which is located on the Gulf of Mexico coast in the Lonestar State.

Ben Reinke, who is X-energy’s Vice President of Global Business Development, spoke to Power Engineering about the Xe-100 design, a leading example of what is expected to be nuclear’s next chapter.

“Our technology really begins with the fuel,” Reinke said.

Key safety features

As Reinke explained, central to the Xe-100 reactor are fuel pebbles, which are made of graphite and each about the size of a cue ball. Inside each pebble are more than 18,000 small uranium particles.

Those particles are enriched to 15.5% and then wrapped in three layers of high-temperature tolerant ceramics. The inside and outside layers are made of pyrolytic carbon, while the middle later is silicon carbide.

Reinke said it’s these three layers that help retain radioactive fission products when the reaction occurs, even in a worst-case accident scenario. X-energy believes as a result, the Xe-100 is “meltdown-proof.”

“We designed a reactor that stacks roughly 220,000 of these pebbles inside of a graphite core, and then we flow helium through that reactor,” said Reinke, “And that together allows for this incredible safety case.”

The whole concept of wrapping uranium in these high-temperature ceramics is the basis of Tristructural Isotropic, or TRISO fuel. Reinke said a similar concept was developed decades ago, but X-energy has been taking this a step further, working to develop and commercialize its pebble-based design, a fuel called TRISO-X.

X-energy’s technology was derived from research that came out of a mid-2000’s DOE program known as the Next Generation Nuclear Plant (NGNP). The idea behind that program is that a large reactor would be used for process heat and electricity to help create a hydrogen economy.

But Reinke said that program never took off, and when X-energy founder Kam Ghaffarian started the company in 2009, he scooped up some of the talent involved in these efforts and in TRISO-based fuel work around the world.

Enter Dow, which was actually part of an industry group that informed those mid-2000’s DOE efforts.

Less than three years ago, X-energy met with Dow about the latter’s desire to decarbonize its industrial sites by 2050. At the time, Reinke said X-energy had already received a large grant from DOE’s Advanced Reactor Demonstration Program (ARDP) to develop the Xe-100 reactor design. Through the ARDP X- energy was awarded $1.2 billion in federal cost-shared funding.

Enabling industrial decarbonization

At its Seadrift site, which is currently powered by three natural gas-fired boilers, Dow manufactures more than 4,000,000 pounds of materials per year for use in applications that include food packaging, producing revenue as a company.”

That’s why the challenge to decarbonize the industrial sector is huge, and renewables alone cannot do the job. In looking toward X-energy’s reactor, Dow is seeking a high degree of reliability for its power and steam production.

Speaking of the Xe-100, Reinke said: “We wanted to design something that specifically could address industrial needs.”

Along with Dow, X-energy plans to submit a construction permit application to the U.S. Nuclear Regulatory Commission (NRC) in early-2024. The company believes the subsequent application review period could take between 24-30 months.

Around early-2026, X-energy expects to begin site prep and pre-construction on non-nuclear activities. The company could begin nuclear construction later that year as it works concurrently to receive an operating license in advance of any hot start of its reactors. Reinke envisions a three-year construction period, with the first reactor coming online sometime in 2029.

Why Texas could be ideal

While X-energy has an agreement to bring multiple Xe-100 SMRs to the Pacific Northwest, the Dow site in Texas is expected to be home of the first to reach operation.

It’s the Lonestar State that could prove most friendly to X-energy, with the state’s rapid renewable energy growth and large number of industrial sites that require significant amounts of electricity and steam for their processes.

“You need firm capacity, especially when you have a heavy industrial load like Texas does, where you need firm capacity for those industrials,” said Reinke. “In that case, technology like ours is extremely well- suited.”

During the fireside chat in August, Gov. Abbott issued a directive to the state’s Public Utilities Commission to formulate a working group that would study and provide recommendations on the issue

“We’re looking at Texas as a great example of a multiple source technology kind of testbed, where we’re going to see a lot of technologies come to the fore,” said Reinke.

Merger to take effect

While X-energy works to commercialize its Xe-100 reactor and TRISO-X fuel, the company is preparing for a significant milestone – going public.

X-energy first announced its intention to merge with special-purpose acquisition company Ares Acquisition Corporation in late-2022.

In June 2023, the company’s pre-money equity value was revised to $1.8 billion from approximately $2.1 billion to establish “a more attractive entry point for investors.” At that time, X-energy updated cost estimates to complete the full ARDP scope to a total of between $4.75 and $5.75 billion, reflecting higher costs for construction materials and labor, increasing interest rates and supply chain constraints for equipment.

On Oct. 13, the U.S. Securities and Exchange Commission (SEC) declared effective the Registration Statement on Form S-4, essentially determining the business combination to be in compliance with relevant securities laws and regulations.

Shareholders are expected to vote on the merger Oct. 31.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) (“AAC”) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between X-energy and AAC, AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023, July 25, 2023, September 22, 2023 and October 10, 2023 respectively, the “Registration Statement”) with the SEC, which includes a definitive proxy statement/prospectus distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. The Registration Statement has been declared effective by the SEC and AAC is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, Hamas’ attack of Israel and the ensuing war, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.